Pricing supplement no. 1076
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 122-I dated March 7, 2008*

Registration Statement No. 333-130051
Dated March 7, 2008
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $2,631,000 **Contingent Buffered Index Notes Linked to the S&P 500® Index due September 12, 2008**

General

- The notes are designed for investors who seek to participate in the appreciation of the S&P 500® Index at maturity and who anticipate that the S&P 500® Index will not decline, as compared to the Strike Level, by more than 20% on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments, and if the Index closing level declines by more than 20% on any trading day during the Monitoring Period, be willing to lose some or all of their principal. If the Index Return is zero or positive, investors have the opportunity to receive a Fixed Payment of at least 10.5%, or $105 per $1,000 principal amount note at maturity.

- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 12, 2008*.

- Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

- The notes priced on March 7, 2008 and are expected to settle on or about March 12, 2008.

Key Terms

Indices: The S&P 500® Index ("SPX") (the "Index").

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus:

(1) If the Index Return is zero or positive, a Fixed Payment of $105; or

(2) If a Knock-Out Event *has not occurred* during the Monitoring Period and the Index Return is negative, $0; or

(3) If a Knock-Out Event *has occurred* during the Monitoring Period and the Index Return is negative, an amount calculated as follows:

$$\$1,000 \times \text{Index Return}$$

If a Knock-Out Event has occurred and the Index Return is negative, you will lose some or all of your investment at maturity.

Knock-Out Event: A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level has decreased, as compared to the Strike Level, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount: 20%

Fixed Payment: 10.5%

Index Return: $$\frac{\text{Ending Index Level} - \text{Strike Level}}{\text{Strike Level}}$$

Monitoring Period: The period from the Pricing Date to and including the Final Observation Date.

Strike Level: Set equal to 1295.55, as determined on March 7, 2008 in the sole discretion of the calculation agent. The Strike Level is **not** the regular official weekday closing level of the Index on the pricing date. Although the calculation agent has made all determinations and taken all actions in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

Ending Index Level: The Index closing level on the Observation Date.

Final Observation Date: September 9, 2008*

Maturity Date: September 12, 2008*

CUSIP: 48123MZK1

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 122-I.

Investing in the Contingent Buffered Index Notes involves a number of risks. See "Risk Factors" beginning on page PS-12 of the accompanying product supplement no. 122-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$9.20	$990.80
Total	$2,631,000	$24,205.20	$2,606,794.80

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $9.20 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other dealers of $1.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-32 of the accompanying product supplement no. 122-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 7, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 122-I dated March 7, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 7, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 122-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 122-I dated March 7, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208001442/e30673-424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the Index Return is zero or positive, you will be entitled to a Fixed Payment of $105 at maturity, in addition to your principal, for each $1,000 principal amount note. If a Knock-Out Event has not occurred and the Index Return is negative, you will only be entitled to your principal at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **NO PROTECTION AGAINST LOSS IF KNOCK-OUT EVENT OCCURS** — If a Knock-Out Event has occurred and the Index return is negative, for every 1% decline of Index, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you may lose some or all of your investment at maturity.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 122-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 122-I. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions" and not as debt instruments. Assuming this characterization is respected, your gain or loss on the notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the equity securities composing the Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 122-I dated March 7, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is negative. If the Index closing level of the Index has declined, as compared to the Strike Level, by more than the Knock-Out Buffer Amount of 20% on any trading day during the Monitoring Period, a Knock-Out Event will have occurred, and the protection provided by the Knock-Out Buffer Amount of 20% will terminate. Under these circumstances, you could lose some or all of your principal and your principal will be fully exposed to any depreciation in the Index.

- **YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE TERM OF THE NOTES** — If the Index closing level of the Index on any trading day during the Monitoring Period declines from the Strike Level by more than the Knock-Out Buffer Amount of 20%, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Strike Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Ending Index Level as compared to the Strike Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the Index closing level is less than the Strike Level by not more than the Knock-Out Buffer Amount of 20%. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE FIXED PAYMENT** — If the Index Return is positive, for each $1,000 principal amount note you will receive $1,000 plus a Fixed Payment of $105 (or 10.5% x $1,000), regardless of the appreciation of the Index, which may be significant. Therefore, your appreciation potential is limited.
- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood of a Knock-Out Event occurring during the Monitoring Period will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Since its inception, the Index has from time to time experienced significant volatility.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are designed to be held until maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the respective level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility in the Index;
    - the time to maturity of the notes;
    - whether a Knock-Out Event has occurred;
    - the dividend rate on the common stocks underlying the Index;
    - interest and yield rates in the market generally;
    - economic, financial, political, regulatory or judicial events that affect the stocks composing the Index or stock markets generally, and which may affect the Ending Index Level; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Level of 1300.00, and reflect the Fixed Payment of $105 and the Knock-Out Buffer Amount of 20%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return	
		Knock Out Event Has Not Occurred (1)	Knock Out Event Has Occurred (2)
2600.00	100.00%	10.50%	10.50%
2340.00	80.00%	10.50%	10.50%
1950.00	50.00%	10.50%	10.50%
1690.00	30.00%	10.50%	10.50%
1625.00	25.00%	10.50%	10.50%
1560.00	20.00%	10.50%	10.50%
1495.00	15.00%	10.50%	10.50%
1430.00	10.00%	10.50%	10.50%
1365.00	5.00%	10.50%	10.50%
1300.00	0.00%	10.50%	10.50%
1235.00	-5.00%	0.00%	-5.00%
1170.00	-10.00%	0.00%	-10.00%
1105.00	-15.00%	0.00%	-15.00%
1040.00	-20.00%	0.00%	-20.00%
910.00	-30.00%	N/A	-30.00%
780.00	-40.00%	N/A	-40.00%
650.00	-50.00%	N/A	-50.00%
520.00	-60.00%	N/A	-60.00%
390.00	-70.00%	N/A	-70.00%
260.00	-80.00%	N/A	-80.00%
130.00	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%

(1) The Index closing level has not declined, as compared to the Strike Level, by more than 20% on any trading day during the Monitoring Period.

(2) The Index closing level has declined, as compared to the Strike Level, by more than 20% on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Index increases from the Strike Level of 1300.00 to an Ending Index Level of 1495.00. Because a Knock-Out Event has not occurred and the Index Return of 15% is positive, the investor receives a payment at maturity of $1,105 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the level of the Index decreases from the Strike Level of 1300.00 to an Ending Index Level of 1105.00. Because a Knock-Out Event has not occurred and the Index Return of -15% is less than the Knock-Out Buffer Amount, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: A Knock-Out Event has occurred, and the level of the Index decreases from the Strike Level of 1300.00 to an Ending Index Level of 910.00. Because a Knock-Out Event has occurred and the Index Return is -30%, the investor receives a payment at maturity of $700 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -30\%) = \$700$$

Example 4: A Knock-Out Event has occurred, and the level of the Index increases from the Strike Level of 1300.00 to an Ending Index Level of 1495.00. Even though a Knock-Out Event has occurred, because the Index Return is 15%, the investor receives a payment at maturity of $1,105 per $1,000 principal amount note.

Example 5: A Knock-Out Event has occurred, and the level of the Index decreases from the Strike Level of 1300.00 to an Ending Index Level of 0.00. Because a Knock-Out Event has occurred and the Index Return is -100%, the investor receives a payment at maturity of $0 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -100\%) = \$0$$

Historical Information

The following graph sets forth the historical performance of the Index based on their respective weekly Index closing levels from January 3, 2003 through March 7, 2008. The Index closing level on March 7, 2008 was 1293.37. We obtained the various Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in any payment of principal at maturity.

